Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Investor Day Presentation – Hector Grisi, Group CEO

Item 1

1 ID 26 HG_v20 Héctor Grisi | Chief Executive Officer 25 February | London

2 2 Important information Non - IFRS and alternative performance measures Banco Santander, S . A . (“Santander”) cautions that this webcast may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 , and other non - IFRS measures . The APMs and non - IFRS measures were calculated with information from Grupo Santander ; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors . We use the APMs and non - IFRS measures when planning, monitoring and evaluating our performance . We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods . Nonetheless, the APMs and non - IFRS measures are supplemental information ; their purpose is not to substitute the IFRS measures . Furthermore, companies in our industry and others may calculate or use APMs and non - IFRS measures differently, thus making them less useful for comparison purposes . APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR . For more details on APMs and non - IFRS measures, please see the 2024 Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the SEC) on 28 February 2025 (https : //www . santander . com/content/dam/santander - com/en/documentos/informacion - sobre - resultados - semestrales - y - anuales - suministrada - a - la - sec/ 2025 /sec - 2024 - annual - 20 - f - 2024 - en . pdf), as well as the section “Alternative performance measures” of Banco Santander, S . A . (Santander) 2025 Annual Report, which is being published on the date hereof . Forward - looking statements Santander hereby warns that this webcast may contain 'forward - looking statements', as defined by the US Private Securities Litigation Reform Act of 1995 . Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', ' VaR ', ' RoRAC ', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions . They include (but are not limited to) statements on future business development, shareholder remuneration policy and non - financial information . However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward - looking statements . The important factors below (and others mentioned in this webcast), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward - looking statements anticipate, expect, project or assume : • general economic or industry conditions (e . g . , an economic downturn ; higher volatility in the capital markets ; inflation ; deflation ; changes in demographics, consumer spending, investment or saving habits ; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments ;• exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents ;• exposure to market risks (e . g . , risks from interest rates, foreign exchange rates, equity prices and new benchmark indices) ; • potential losses from early loan repayment, collateral depreciation or counterparty risk ;• political instability in Spain, the UK, other European countries, Latin America and the US ;• changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses ;• legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises ;• acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters ;• climate - related conditions, regulations, targets and weather events ;• uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations . Important factors affecting sustainability information may materially differ from those applicable to financial information . Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties . Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards . The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law ;• our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures ; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries .

3 3 Important information Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward - looking statements . Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward - looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC : (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate ; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement ; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company ; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction) ; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction ; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction ; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction ; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses ; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events ; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction ; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction ; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs ; (13) a material adverse change in the condition of Webster or Santander ; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations ; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected ; (16) the inability to sustain revenue and earnings growth ; (17) the execution and efficacy of recent strategic investments ; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates ; (19) changes in customer behavior ; (20) unfavorable developments concerning credit quality ; (21) declines in the businesses or industries of Webster’s or Santander’s customers ; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction ; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk ; (24) security risks, including cybersecurity and data privacy risks, and capital markets ; (25) inflation ; (26) the impact, extent and timing of technological changes ; (27) capital management activities ; (28) competitive product and pricing pressures ; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters ; and (30) compliance with regulatory requirements . Any forward - looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made . Forward looking statements are based on current expectations and future estimates about Santander’s and third - parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future ; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third - parties’ businesses related thereto ; Santander’s and third - parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions ; changes in operations or investments under existing or future environmental laws and regulations ; and changes in government regulations and regulatory requirements, including those related to climate - related initiatives . Forward - looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this webcast and are informed by the knowledge, information and views available on such date and are subject to change without notice . Banco Santander is not required to update or revise any forward - looking statements, regardless of new information, future events or otherwise, except as required by applicable law .

4 4 Important information ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F - 4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS . Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http : //www . sec . gov . No offer or solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”) . No investment activity should be undertaken on the basis of the information contained in this communication . By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever . Participants in the solicitation Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC . Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non - Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “ 2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11 , 2025 and is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000801337 / 000080133725000015 /wbs - 20250411 . htm, and (ii) Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2024 , including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28 , 2025 and is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000891478 / 000089147825000054 /san - 20241231 . htm . To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2024 , such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2025 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available . You may obtain free copies of these documents through the website maintained by the SEC at https : //www . sec . gov . Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period . Nothing mentioned in this webcast should be taken as a profit and loss forecast . Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected . Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this webcast, and in case of any deviation, Santander assumes no liability for any discrepancy .

5 Note : TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . 1. € constant at constant perimeter (excluding Poland in 2025 and announced bolt - ons . Revenue u p Increasing RoTE & Scale Customer focus Diversificatio n ONE Transformation Higher V alue Creation Network businesses Disciplined capital allocation driving best - in - class profitability Customer growth Leveraging Tech & AI Our unique business model and ONE Transformation , powered by our network businesses, will drive a new paradigm of growth and capital allocation Costs down every year 1 M&A execution

6 6 2026 – 2028 targets FINANCIAL North Star Note : The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50 % of the Group’s underlying profit (excluding non - cash, non - capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026 - 2028 period . From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35 % of Group underlying profit (on the same basis) in cash dividends and around 15 % in share buybacks . Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026 - 2028 period remain subject to future corporate and regulatory decisions and approvals . 1 . vs . 2025 . Reinvesting capital organically >20% RoTE Increase cash dividend payout to 35% from 2027 Shareholder remuneration 50% Payout >x2 by 2028 1 Cash DPS TNAVps+DPS Accelerating to High teens by 2028 Double - digit EPS annual growth 2026 - 2028 & Profitable growth >20% RoTE by 2028 >€20bn Profit Strength c.13% CET1 12 - 13% operating range Excess >13% to be returned at the end of the plan

7 7 Key OPERATIONAL targets 2028 targets Active customers c.125mn from 106mn in 2025 Fees per active customer € constant c.135 from 130 in 2025 Customers >210mn from 180mn in 2025 Revenue up MSD and total costs down every year 1 on the back of ONE Transformation Cost per active customer € constant c.220 from 264 in 2025 Gravity & One App serving > 80% of retail customers Note : Customers projections include TSB and Webster . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster, shareholder approvals . 1. € constant at constant perimeter (excluding Poland in 2025 and announced bolt - ons) .

8 8 ID 26 HG_v19 8 Of Delivery Three Years

9 9 2023 marked the acceleration of our plan Customer - first focus ONE T ransformation Higher value creation

10 +14% +8% 41.2% 1.15% 13.5% 16.3 % TNAVps+DPS growth Efficiency ratio CoR CET1 RoTE Revenue growth +4% Cost base DD growth 7 - 8% c. 42% c. 1.0 - 1.1% >12% 15 - 17% 4 - 5% 2025 Delivery 1 2023 ID Targets CAGR 22 - 25 CAGR 22 - 25 2025 2025 2025 2025 CAGR 22 - 25 Note : Figures pre - reporting changes as of December 2025 . All key Investor Day targets achieved Pre - AT1 Post - AT1 through - the - cycle

11 Growing customers and gaining the primacy of our customers We have delivered because we have transformed Capital intensive A sum of banks Product based From a fragmented , product - led model … … to a global financial services platform ONE - STOP SHOP ONE Transformation + Network businesses … to a global customer driven bank … Simplification & scale Strong Franchise 5 global businesse s Local knowledg e Custo mer Centric Dat a & AI

Our unique business model combines global and in-market scale

Global capabilities with local execution

5 Global Businesses

+

Strong Local Presence


18.8%
c.10%[1]
11.4%
9.6%
12.6%
10.9%
16.6%
8%[2]
18.1%

Market share of deposits as of September 2025

TOP 3 for individuals NPS in 8/9 countries

Robust Capital & Balance Sheet FY 2025

13.5%	1.15%	2.91%	66%
CET1	Steady CoR	Lower NPL ratio	Stable NPL coverage

Note: Figures pre-reporting changes

1. Estimated deposit market share including TSB

2. Market share reflects weighted average deposit market share at the MSA level. FDIC deposit data as of 30 June 2025 and capped at $1bn per branch. Market share and deposits based on the following Northeast MSAs: New York-Newark-Jersey City, NY-NJ, Hartford-West Hartford-East Hartford, CT, Waterbury-Shelton, CT, Providence-Warwick, RI-MA, Boston-Cambridge-Newton, MA-NH, Bridgeport-Stamford-Danbury, CT, New Haven, CT, Kiryas Joel-Poughkeepsie-Newburgh, NY, Torrington, CT, Monticello, NY, Kingston, NY.

ID'26

12

Our **global businesses** are driving higher value-added solutions

Fees (constant €bn)



Target CAGR 25-28
HSD growth
CAGR 22-25
c.+7%
13
13.3
2022
2025
Ex-Santander Poland
2025
Pro-forma1
2028 target

Fee income drivers by Global business

Target CAGR 25-28 %

Constant €

Business	Target CAGR 25-28 %	Drivers
Retail	↑ HSD	• **Best omnichannel CX:** increase transactionality & active customer base • **Value added commercial products**
Openbank	↑ LSD	• **Increase # of products per customer** • **Fee-based businesses expansion:** embedded finance, subscriptions, insurance and payments
CIB	↑ HSD	• Accelerating shift to **fee-intensive and solution-based businesses**
Wealth	↑ DD	• **Accelerating AuM growth** & monetization through higher advisory and investment activity • Growing **insurance business**
Payments	↑ DD	• Double digit volume growth: expanding our presence across countries

Reducing our NII dependence through the cycle

-4pp lower weight NII as % of revenue

1. Pro-forma figures have been elaborated by aggregating Group and TSB and Webster reported figures without reconciliation to IFRS or any adjustments, other than consideration of expected synergies. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

ID'26

13

ONE Transformation: our model delivers


Costs (€bn)
c.26
Inflation-adjusted¹
c.23
2022
Simplification
Network effect
Global Tech
ONE Transformation
c.26
2025
28.5
2025 pro-forma²
Inflation & investments³
€3.5-4.5bn
ONE Transformation efficiencies³
€4-5bn
Cost synergies⁴
TSB >£400mn
Webster c.$800mn
2025-2028
<27
2028 target
45.8%
Efficiency ratio
41.2%
45.9%
Efficiency ratio
c.36%
264
Cost per active customer (€)
c.220

Note: Cost per active customer in constant figures. 2025 pro-forma and 2028 adjusted to new criteria. 2028 Cost base in constant €.
TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster, shareholder approvals.
1. Excluding Argentina from average inflation figures.
2. Pro-forma figures have been elaborated by aggregating Group and TSB and Webster reported figures without reconciliation to IFRS or any adjustments other than consideration of expected cost synergies.
3. Net impact in cost base by 2028.
4. Cost synergies are pre-tax, annual, and full run-rate, expected to be achieved by the end of 2028. Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI.

ID'26
14

15 15 ID 26 HG_v19 15 the model Delivering

16 15.2 % RoTE 2025 Retail Openbank CIB Wealth Payments 2 - 2.5pp 1 – 1.5pp 0.5 – 1pp 0.4 – 0.6pp 0.1 – 0.3pp Building RoTE across our global businesses Post - changes & ex - Poland RoTE waterfall 2025 2028 target RoTE 2028 target >20 % Further upside from revenue and cost synergies Beyond 2028 16.3 % RoTE 2025 2025

17 17 % RoTE 2025 > 21 % RoTE 2028 target Radical process simplification and automation Roll out of global platforms at scale Full digital availability across products and services Embrace AI and agile ways of working Customer centric model with best omnichannel experience and a powerful CRM Customer engagement with personalized retail value proposition Data - led commercial model with advisory and digital scale Disciplined capital allocation, risk management and the right mix How ONE Transformatio n #1 bank for our customers Retail

18 <35 % Efficiency DD % Non - commercial FTE per mn customer 2025 - 2028 Fee income Target CAGR 2025 - 2028 RoTE 2025 RoTE 2028 target ONE Transformatio n > 21% 17 % Cost per active customer 1 1 . € constant at constant perimeter as of 2025 (excluding Poland) . HSD % HSD % #1 bank for our customers Retail ↑ 2028 E

Retail Bolt-ons

>£400mn Total run-rate of estimated cost synergies[1]

>£160mn	**Efficiencies** via de-duplication and productivity uplift
>£90mn	**IT costs & systems:** optimized productivity
>£60mn	**Property & branches** consolidation
>£40mn	From discretionary spend to structural efficiency
>£40mn	One brand marketing consolidation

10.2% RoTE[3] 2025 » **c.16**% RoTE[3] 2028E

c.$800mn Total run-rate of estimated cost synergies[2]

c.$280mn	**Adopt best-in-class T&O stack**; leverage Webster migration to de-risk
c.$240mn	**Efficiencies** via de-duplication and productivity uplift
c.$220mn	**One infrastructure, lower-cost deposit growth**
c.$40mn	Consolidation and overlap costs

10.2% RoTE[3] 2025 » **c.18**% RoTE[3] 2028E

Note: announced acquisitions transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.
1. Cost synergies pre-tax and not considering potential revenue synergies.
2. Cost synergies are pre-tax, annual, and full run-rate, expected to be achieved by the end of 2028. Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI.
3. Country RoTE.

ID'26

19

20 1 . Country RoTE . Capital reallocation : to Select , SMEs & Corporates to improve portfolio quality and reduce exposure to low - return segments Global capabilities : leverage in our global businesses to improve the franchise Radical simplification : product simplification and process automation #1 bank for our customers : gaining the primacy of our customers as our key priority 15.3 % RoTE 1 2025 c. 20 % RoTE 1 2028 E ONE Transformation Retail Brazil

21 … leveraging data and daily activity Advanced data - driven segmentation focused on high - growth customers , with specialized teams and full high value product portfolio (CIB, Asset Management, etc.) Global coverage to support multinationals’ expansion and unlock out - of - footprint opportunities >3.0 % Primacy through Advisory… Set - up a robust commercial operating model leveraging CRM and analytics to revamp commercial conversations A unified digital channel delivering seamless customer journeys and services Open digital platform powered by “ buy, build and partner” innovation framework Enhancing our micro business strategy to unlock synergies and grow value Active capital management Value added product High growth segments RoRWA By 2028 E Retail Commercial

Openbank

8%
RoTE 2025

ONE Transformation + Growth

c.16%
RoTE 2028 target

How

- **Build top-tier app journeys + embedded experiences**
- **Simplified operating model** and **unified global platform**
- Drive **AI adoption at scale** to boost **customer engagement**, productivity and **reduce cost-to-serve**

- Diversify **beyond traditional auto** lending (i.e., operational leasing, infrastructure), **working with full mobility ecosystem** (manufacturers, dealers, ride-hailing...)
- Expand **Openbank Pay** through new partnerships, new markets and agentic commerce capabilities
- Scale our **digital retail platform** to Mexico, Spain, Germany and the US.
- Build **customer flywheel** by cross selling to full suite of banking products to our customers

ID'26
22

23 <32 % Efficiency c. 35 m n Total customers by 2028E 8 % RoTE 2025 RoTE 2028 target ONE Transformatio n c. 16 % Cost per active customer D D % Openbank 2028 E ↑ Grow th

24 18 % RoTE 2025 > 20 % RoTE 2028 target Fee - intensive business , strengthening global industry groups and product capabilities As a network business, deployment of global capabilities to commercial, SMEs and Private Banking Disciplined capital allocation Leverage global platforms, data and AI, enhancing: Customer experience Speed of execution Operating models How Value - added solutions Scalabi lity CIB

25 18 % RoTE 2025 > 20 % RoTE 2028 target Value - added solutions Scalabi lity 1. Figures in constant euros . <43 % Efficiency HSD Fee income CAGR 1 2025 - 2028 Gross collaboration revenue CAGR 1 2025 - 2028 +7 % Total rev / avg RWAs >8 % CIB 2028 E ↑

26 61 % RoTE 2025 How Fee - based growth Scalabili ty Focus on high - value added revenue pools Insurance (retirement solutions and protection) Alternatives: business verticals consolidation Discretionary portfolio offer Further develop Institutional and 3rd party investments in our investment platform units Advisory and hyper - personalized solutions Integrated value chain leveraging combined Ins & AM solutions : global platform - based execution Industrialized and scalable solutions , towards productivity and improved efficiency leveraging AI/tech Footprint expansion across our global businesses As a network business , deploy global capabilities as a key driver to: Increase penetration across Santander’s customer base Expand investment capacity Wealth > 60 % RoTE 2028 target

27 > 60 % Wealth <30 % Efficiency Distribution fee growth AuM growth >20 % GWP growth >70% +30% 61 % RoTE 2025 RoTE 2028 target Fee - based growth Scalabili ty 2028 E ↑

28 Building a global, integrated platform for accumulation and decumulation solutions Santander Retirement Solutions (SRS) AuMs > 50% growth In - bank customer interactions to drive scalable, capital - light fee income Embedded protection businesses + 20% incremental fees To maximize lifetime customer value further penetrating Santander customer base with personalized and simplified offers leveraging data and AI + 20% protected customers Drive growth in untapped value pools such as global health, the US and the UK New revenue streams Fully - developed customer offering Total PAT + Fees by 2028E >€ 2 b n 1 1 . Constant € . Wealth Insurance

29 How Best product and tech expanding our offering with x - border & FX solutions, embedded finance and alternative payment methods One - stop shop and customizable AI offering for agentic commerce to access a new market of $17tr merchandise value Migration of account to account, acquiring and issuing processing transactions to our global platforms Grow customers across SMEs, partners and global accounts increasing the penetration of the bank customer base Single API to access all Getnet payment services, products and lending connected to our seven markets in Europe and the Americas Open market sales through integrated software vendors (ISVs), payment facilitators Payments 35% EBITDA margin 2025 Fee - based growth Scalabili ty EBITDA margin 2028 target c. 45%

30 1. Constant euros . c. 45 % Payments - 40 % Cost per payment trx 2025 - 2028 # Transactions BY 2028 >15% ↑ x2 Revenue Growth 1 BY 2028 2028 E 35% EBITDA margin 2025 c. 45 % Fee - based growth Scalabili ty EBITDA margin 2028 target

31 31 2026 – 2028 targets FINANCIAL North Star Reinvesting capital organically >20% RoTE Increase cash dividend payout to 35% from 2027 Shareholder remuneration 50% Payout >x2 by 2028 1 Cash DPS TNAVps+DPS Accelerating to High teens by 2028 Double - digit EPS annual growth 2026 - 2028 & Profitable growth >20% RoTE by 2028 >€20bn Profit Strength c.13% CET1 12 - 13% operating range Excess >13% to be returned at the end of the plan Note : The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50 % of the Group’s underlying profit (excluding non - cash, non - capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026 - 2028 period . From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35 % of Group underlying profit (on the same basis) in cash dividends and around 15 % in share buybacks . Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026 - 2028 period remain subject to future corporate and regulatory decisions and approvals . 1 . vs . 2025 .

32 32 Key OPERATIONAL targets 2028 targets Note : Customers projections include TSB and Webster . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . 1. € constant at constant perimeter (excluding Poland in 2025 and announced bolt - ons ) . Active customers c.125mn from 106mn in 2025 Fees per active customer € constant c.135 from 130 in 2025 Customers >210mn from 180mn in 2025 Revenue up MSD and total costs down every year 1 on the back of ONE Transformation Cost per active customer € constant c.220 from 264 in 2025 Gravity & One App serving > 80% of retail customers

33 33 delivered We have Unique model We have a Value creation Santander is ready for the next phase of

34 Thank you Thank you

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 25, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance